UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment. No. 9)

Under the Securities Exchange Act of 1934

APPLIED THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

03828A 101
(CUSIP Number)

Shoshana Shendelman Applied Therapeutics, Inc. 545 Fifth Avenue, Suite 1400 New York, New York 10017 Telephone: (212) 220-9226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Shoshana Shendelman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,020,981(1)

	8.	Shared Voting Power 1,782,374(2)

	9.	Sole Dispositive Power 6,020,981(1)

	10.	Shared Dispositive Power 1,782,374(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,803,355

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 88,397 shares held by Clearpoint Strategy Group LLC, of which Dr. Shendelman is the sole owner, (b) 747,886 shares held by Trust under the Sycamore 2022 GRAT, over which Dr. Shendelman holds sole voting and dispositive power over such shares as the Investment Advisor, (c) 86,988 shares of Common Stock underlying restricted stock units that will vest within 60 days of August 14, 2024 and (d) 3,079,734 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of August 14, 2024.

(2)	Represents (a) 1,492,094 shares held by Sycamore Family I LLC, of which Dr. Shendelman is the sole manager and (b) 290,280 shares held by Ginko Family LLC, of which Dr. Shendelman is the sole manager.

(3)	Based upon 114,846,271 shares of Common Stock outstanding as of August 6, 2024. See also footnote 1 above.

Explanatory Note

This Amendment No. 9 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Applied Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on May 29, 2019 (the “Original Schedule 13D”) as amended by that certain Amendment No. 1 filed on June 1, 2020 (“Amendment No. 1”), that certain Amendment No. 2 filed on August 14, 2020 (“Amendment No. 2”), that certain Amendment No. 3 filed on April 16, 2021 (“Amendment No. 3”), that certain Amendment No. 4 filed on January 28, 2022 (“Amendment No. 4”), and that certain Amendment No. 5 filed on October 14, 2022 (“Amendment No. 5”), that certain Amendment No. 6 filed on April 28, 2023 (“Amendment No. 6”), that certain Amendment No. 7 filed on November 13, 2023 (“Amendment No. 7”) and that certain Amendment No. 8 filed on March 5, 2024 (“Amendment No. 8” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. This Amendment amends the disclosures in the text of Items 4 and 5 to update information about the Reporting Person.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

As a result of: (i) the Reporting Person’s sales of certain shares of Common Stock as detailed in Item 5(c) below, (ii) certain warrant holders’ exercises of warrants to purchase shares of Common Stock, (iii) the Reporting Person’s sales of certain shares of Common Stock to cover tax withholding obligations in connection with the vesting and settlement of compensatory restricted stock units and (iv) certain restricted stock units and options to purchase shares of Common Stock vesting from 61 days following the date of Amendment No. 8 through 60 days from the date of this Amendment, the Reporting Person’s beneficial ownership of Common Stock has changed by more than one percent of the outstanding shares of Common Stock since the date of Amendment No. 8.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information below is based on 114,846,271 shares of Common Stock outstanding as of August 6, 2024.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.

The securities beneficially owned by the Reporting Person include (i) 86,988 shares of Common Stock underlying restricted stock units that will vest within 60 days of August 14, 2024 and (ii) 3,079,734 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of August 14, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except for the following transactions, the Reporting Person did not engage in any transaction during the past 60 days involving shares of the Issuer’s Common Stock.

Date of Transaction	Transaction Type	Number of Shares of Common Stock Sold	Maximum Price per Share	Minimum Price per Share	Weighted Average Price per Share*
August 12, 2024	Open Market Sale	300,000	$6.205	$5.57	$5.98
August 13, 2024	Open Market Sale	357,423	$6.39	$5.82	$6.18
August 14, 2024	Open Market Sale	119,591	$6.265	$5.825	$5.93

* The Reporting Person hereby undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

/s/ Shoshana Shendelman
Shoshana Shendelman